Exhibit 30

Execution Version

PURCHASE OPTION EXERCISE AGREEMENT

PURCHASE OPTION EXERCISE AGREEMENT, dated as of February 3, 2017 (this “Exercise Agreement”), among RIVERWOOD CAPITAL PARTNERS L.P., a Cayman Islands exempted limited partnership (“RCP”), LSGC HOLDINGS III LLC, a Delaware limited liability company (“Buyer”), RW LSG Holdings, LLC, a Delaware limited liability company (“RW LSG Holdings”) and RW LSG Management Holdings, LLC, a Delaware limited liability company (“RW LSG Management”).

RECITALS:

WHEREAS, pursuant to a Membership Interest Purchase Option dated as of September 11, 2015, among RCP, Buyer, RW LSG Holdings and RW LSG Management (the “Option Agreement”), Buyer was granted an option to acquire (i) all of the outstanding membership interests of RW LSG Holdings for an aggregate amount equal to $15,000,000, (ii) 554,221 shares of common stock, par value $0.001 per share, of Lighting Science Group Corporation, a Delaware corporation (“Common Stock”) for an aggregate of $150,000 and (iii) a warrant to purchase an aggregate of 12,664,760 shares of Common Stock for no additional consideration;

WHEREAS, capitalized terms used but not defined herein shall have the respective meanings set forth in the Option Agreement;

WHEREAS, Buyer desires to amend the Option Agreement as provided in this Exercise Agreement and to exercise the Purchase Option on such amended terms; and

WHEREAS, RCP and Sellers are willing to agree to the amendment of the Option Agreement on the terms and conditions provided herein, including the execution and delivery of a mutual release as provided herein.

NOW, THEREFORE, in consideration of the mutual covenants and conditions as hereinafter set forth, the parties hereto do hereby agree as follows:

1. Option Exercise. Buyer hereby notifies Seller of Buyer’s election to exercise the Purchase Option and purchase all of the Membership Interests and Optioned Common Stock and acquire the Special Warrant for no additional consideration, in each case in accordance with the terms and conditions of the Option Agreement as amended by the Price Amendment (as defined in Section 2 below). The Buyer and Seller covenant and agree to take all necessary actions to cause, subject to the terms and conditions set forth herein and in the Option Agreement, the closing of the transactions contemplated by the Purchase Option as more fully set forth in the Option Agreement no later than ten (10) Business Days following the date hereof. For purposes of this Exercise Agreement, “Business Day” shall mean a day, other than a Saturday or a Sunday, on which commercial banks located in New York, New York are not closed for business as a result of a federal, state or local holiday.

2. Price Amendment. The parties agree that solely for purposes of the exercise of the Purchase Option pursuant to Section 1 of this Exercise Agreement (the “February 2017 Exercise”), the Option Agreement shall be amended such that: (a) the Holdings Price shall equal $9,000,000 and (b) the Common Price shall equal $90,000 (the amendments provided in clauses (a) and (b), collectively, the “Price Amendment”). The Price Amendment shall not apply in any respect to any exercise of the Purchase Option other than the February 2017 Exercise, and to the extent the February 2017 Exercise is not consummated or completed in a timely manner in accordance with the provisions of the Option Agreement, the Price Amendment shall have no effect. The parties further acknowledge and agree that solely in connection with the February 2017 Exercise, the offer required to be made to VantagePoint pursuant to Section 8.8 of the Option Agreement shall be correspondingly amended to reflect the Price Amendment and shall be at a price of $200.00 per share.

3. Conditions to Closing.

(a) The obligations of Buyer to consummate the Closing shall be subject to the prior or concurrent satisfaction or waiver of each of the following conditions:

(i) Each of the Sellers, RW LSG Management, RW LSG Holdings and RCP, as applicable, shall have satisfied all of the conditions set forth in Section 3.1(a) of the Option Agreement (including the delivery by each Seller to Buyer of a duly executed Joinder Agreement);

(ii) Each of the Sellers, RW LSG Management and RW LSG Holdings shall have delivered to Buyer a certificate of an authorized officer of such Seller, RW LSG Management or RW LSG Holdings, as applicable, dated as of the Closing Date, stating that the conditions specified in Section 3.1(a)(ii) and Section 3.1(a)(iii) of the Option Agreement, solely as they relate to such Seller, RW LSG Management or RW LSG Holdings, as applicable, have been satisfied;

(iii) RCP shall have delivered, or cause to be delivered, to Buyer each of the items set forth in Section 3.2 of the Option Agreement; and

(iv) RCP shall have delivered to Buyer a counterpart signature page to a Mutual Release in the form attached as Exhibit A hereto dated the Closing Date (the “Mutual Release”), executed by RCP.

(b) The obligations of RCP, the other Sellers, RW LSG Management and RW LSG Holdings to consummate the Closing shall be subject to the prior or concurrent satisfaction or waiver of each of the following conditions:

(i) Buyer shall have satisfied all of the conditions set forth in Section 3.1(b) of the Option Agreement;

(ii) Buyer shall have delivered to RCP a certificate of any authorized officer of Buyer, dated as of the Closing Date, stating that the conditions specified in Section 3.1(b) of the Option Agreement have been satisfied;

(iii) Buyer shall have delivered, or caused to be delivered, to the Sellers and RW LSG Management, as applicable, each of the items set forth in Section 3.3 of the Option Agreement; and

(iv) Buyer shall have delivered, or caused to be delivered, to RCP the Mutual Release executed by Pegasus Capital Advisors, L.P.

4. Expenses. Buyer agrees to pay the reasonable and documented out-of-pocket costs and expenses of Sellers and RCP (including expense of legal counsel) in connection with the preparation and negotiation of this Agreement, the closing of the transactions contemplated hereby, any filings or notices required under applicable securities laws with respect thereto or otherwise incurred and currently outstanding with respect to the Company in an aggregate amount not to exceed $150,000.

5. Tax Matters. The parties agree that as a result of the transactions the taxable year of RW LSG Holdings shall terminate as of the Closing, for federal and applicable other income tax purposes, and all items of income, gain, loss and deduction for the taxable period through the close of business on the Closing Date shall be allocated to the owners of RW LSG Holdings immediately prior to the transactions (excluding, for the avoidance of doubt, Buyer). After the Closing, RCP shall prepare at its expense (in a manner consistent with past practice, unless otherwise required by applicable law) and deliver to Buyer all U.S. federal and applicable other income Tax Returns of RW LSG Holdings for any taxable years ending on or prior to the Closing Date that have not been filed as of the Closing Date (the “Pre-Closing Income Tax Returns”) and Buyer shall, upon receipt of such Pre-Closing Income Tax Returns, cause such Pre-Closing Income Tax Returns to be promptly filed with the applicable Tax Authority, provided they are prepared in accordance with applicable law and that Buyer has such authority under applicable law. Buyer and RCP shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Pre-Closing Income Tax Returns and any Tax audit, litigation or other proceeding with respect to RW LSG Holdings with respect to taxable periods (or portions thereof) ending on or before the Closing Date. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding or any tax planning and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. RCP shall, at its sole expense, represent the interests of RW LSG Holdings in any audit or dispute of any income Tax Return of RW LSG Holdings for any period ending on or before the Closing Date, including, without limitation, any disposition of such audit and any litigation resulting therefrom; provided, however, that (i) in order to control any such dispute RCP must first acknowledge in writing that any resulting taxes and losses will be borne by RCP, (ii) RCP shall not settle any such dispute without the prior written consent of Buyer, not to be unreasonably withheld, conditioned or delayed and (iii) Buyer and RW LSG Holdings shall be entitle to fully participate in any such proceedings at its sole expense.

6. Notices. Any notices, requests and demands hereunder shall be in writing and shall be given in the same manner as provided under the Option Agreement.

7. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to any conflict of Laws provisions thereof that would result in the application of the Law of a different jurisdiction. Any legal proceedings relating to or arising out of this Exercise Agreement may be brought only in the same manner as provided under the Option Agreement.

8. Successors and Assigns; Assignment. This Exercise Agreement shall be binding upon, and shall inure to the benefit of the parties hereto and their respective successors and assigns under the Option Agreement, provided that neither this Exercise Agreement nor any rights or obligations hereunder shall be assigned or delegated by any party hereto except in connection with an assignment of the rights of such party under the Option Agreement on the terms provided therein. This Exercise Agreement is not intended to confer upon any Person other than the parties and their permitted assigns any rights or remedies.

9. Counterparts. This Agreement may be executed in counterparts (including via facsimile or e-mail in .pdf format), each of which shall be an original and all of which shall constitute a single agreement.

10. Amendments and Waivers. No amendment, modification or supplement to the Agreement shall be enforced against any party unless such amendment, modification or supplement is in writing and signed by each of the parties hereto. Any waiver by any party of any term of this Agreement shall not operate as or be construed to be a waiver of any other term of this Agreement. Any waiver must be in writing and signed by the party charged therewith.

11. Effectiveness. It is understood that this Agreement is not effective and binding upon any of the parties hereto until executed and delivered by each of the parties hereto.

12. Headings. The headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

13. Entire Agreement. This Exercise Agreement together with the Option Agreement constitutes the entire agreement and understanding between the parties and is the final expression thereof and supersede any and all prior agreements and understandings, written or oral, formal or informal, between the parties relating to the subject matter hereof and thereof.

14. Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

RIVERWOOD CAPITAL PARTNERS, L.P.

By:	Riverwood Capital L.P., its General Partner

By:	Riverwood Capital GP Ltd., its General Partner

By:	/s/ Thomas J. Smach
Name: Thomas J. Smach
Title: Director

RW LSG HOLDINGS LLC

By:	Riverwood Capital Partners L.P., its manager

By:	Riverwood Capital L.P., its general partner

By:	Riverwood Capital GP Ltd., its general partner

By:	/s/ Thomas J. Smach
Name: Thomas J. Smach
Title: Director

RW LSG MANAGEMENT HOLDINGS LLC

By:	Riverwood Capital Management L.P., its sole member

By:	Riverwood Capital Management Ltd., its general partner

By:	/s/ Thomas J. Smach
Name: Thomas J. Smach
Title: Director

LSGC HOLDINGS III LLC

By:	PEGASUS PARTNERS V, L.P., its sole member

By:	PEGASUS INVESTORS V, L.P., its general partner

By:	PEGASUS INVESTORS V (GP) , L.L.C., its general partner

By:	/s/ Daniel Stencel
Name: Daniel Stencel
Title: Chief Financial Officer